As filed with the Securities and Exchange Commission on June 30, 2009
Registration No. 001-13202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2008
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the transition period from        to

Commission File Number: 001-13202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nokia Retirement Savings and Investment Plan
Nokia Inc.
6000 Connection Drive
Irving, Texas 75039

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nokia Corporation
Keilalahdentie 4, P.O. Box 226
FIN-00045 NOKIA GROUP
Espoo, Finland

Nokia Retirement Savings and Investment Plan

Nokia Retirement Savings and Investment Plan

Report on Audit of Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

Nokia Retirement Savings and Investment Plan
Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2008	3

Notes to Financial Statements	4 - 10

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2008	11

Note:	Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Nokia Retirement Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Nokia Retirement Savings and Investment Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Dallas, Texas
June 29, 2009

Nokia Retirement Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets
Investments, at fair value	$408,483,540	$577,106,443

Receivables
Employer contributions	1,250,102	1,331,557
Participant contributions	1,729,793	1,862,424

Cash	-	107,247

Total assets	411,463,435	580,407,671

Liabilities
Accrued expenses	109,234	219,290

Net assets available for benefits at fair value	411,354,201	580,188,381
Adjustment from fair value to contract value for fully benefit responsive investment contracts (Note 3)	3,001,415	-
Net assets available for benefits	$414,355,616	$580,188,381

The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008

Investment income (loss)
Net depreciation in fair value of investments	$(214,131,891)
Dividend and interest income	20,096,691

(194,035,200)

Contributions
Employer	26,666,549
Participant	34,293,112
Rollovers	4,956,136

65,915,797

Deductions
Benefits paid to participants	(36,727,478)
Administrative expenses and other	(723,051)

(37,450,529)

Transfers
Transfer to Nokia Siemens Network Plan (Note 1)	(262,834)

Net decrease in net assets available for benefits	(165,832,765)

Net assets available for benefits
Beginning of year	580,188,381

End of year	$414,355,616

The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

1.	Description of Plan
The following description of the Nokia Retirement Savings and Investment Plan (as Amended and Restated 2007) (the “Plan”) provides only general information.  More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the summary plan description, which has been distributed to all Plan participants, and also in the Plan document, which is available to all Plan participants upon request.

General
The Plan is a defined contribution plan that covers eligible employees of Nokia, Inc. (the “Company” or “Nokia”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In 2007, Nokia Siemens Network, a 50-50 joint venture between Nokia and Siemens was formed.  During 2007, certain participants of the Plan became participants in a qualified plan of Nokia Siemens Network.  The transfer of assets was finalized and $262,834 was transferred to the Nokia Siemens Plan during 2008.

The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan’s day-to-day administration.

Eligibility
Employees are eligible to participate in the Plan after completing one hour of service and attaining age 18; however, individuals identified as interns, part time and cooperatives in the payroll system are not eligible to participate in the Plan.

Contributions
Participant contributions take the form of before-tax contributions and are deferred from federal income taxes.  The Plan does not allow for voluntary after-tax contributions for employees working in the United States.  Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

Participants may also contribute rollover contributions from other qualified plans.

Participants contribute a percentage of their compensation, as defined in the Plan agreement.  The maximum contribution rate is 50% of eligible compensation of which up to $15,500 (the maximum annual salary deferral contribution limit as set forth by the Internal Revenue Code (the “Code“) for 2008 plan year) may be made pre-tax.  All participants who are eligible to make elective deferrals under the Plan and those who have attained age 50 before the close of the Plan year are eligible to make additional catch-up contributions of up to $5,000 during fiscal 2008.

Participant contributions are matched by the Company in cash at the rate of one dollar per dollar up to 8% of the participants’ eligible earnings.  Contributions made by participants and the related company match are invested based on each participant’s election and can be in any combination of investment options under the Plan including Fidelity mutual funds, Nokia ADR shares, and common stocks and other mutual funds through a self-directed brokerage option.  There are no restrictions on moving participant contributions and related Company contributions out of the Nokia stock investment option.

Participant and Company contributions are subject to certain IRS limitations.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Participant Accounts
Each participant’s account is credited with the participant’s voluntary contributions, the employer’s matching contribution, an allocation of the employer’s discretionary contribution, if any, and an allocation of investment income from each fund as defined in the Plan agreement.  Plan earnings are allocated to a participant’s account at the rate attributable to the participant’s specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan’s 401(k) committee.  Additionally, the Plan has certain expenses that are deducted from participant accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans
Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement.  The loans, maturing at various dates through 2038, are collateralized by the balance in the participant’s account.  The loans bear interest rates that reflect the prime rate for the month when issued and ranged 4.0 percent to 9.5 percent at December 31, 2008.  Principal and interest is repaid ratably through bi-monthly payroll deductions.

Vesting
Participants vest in employer contributions at a rate of 25% per year of service, reaching full vesting after four years of service.  Participants are always fully vested in their contributions and earnings thereon.

Forfeitures
At December 31, 2008 and 2007, forfeited non-vested accounts totaled $1,768,070 and $2,517,766, respectively.  These accounts will be used to reduce future employer contributions and/or pay Plan administrative fees and certain investment charges.  In 2008, employer contributions were reduced by $2,088,817 and Plan administrative fees and certain investment charges of $480,298 were paid from forfeited non-vested accounts.

Payment of Benefits
Upon termination of employment for reasons other than disability or death, participants’ benefits will be payable as follows (subject to spousal rights, if any):

-	Nokia ADR shares are paid out in cash or certificates as requested by the participant. Fractional shares are paid in cash.

-	A participant whose vested account is more than $1,000 may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan up to age 70½.

-	A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

Plan Termination
While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination participants will become 100% vested in their accounts.  Assets in the Plan will be distributed in accordance with the Plan document.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States.

Income Recognition and Investment Valuation
Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is recognized on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157).  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  While the adoption of SFAS 157 does not have a material effect on the Fund’s net asset value, it does require additional disclosures about fair value measurements.  SFAS 157 establishes a three-level hierarchy for disclosure of fair value measurements.  The valuation hierarchy is based upon the transparency of inputs to the valuation of the fund’s investments.  The three levels are defined as follows:

Level 1 –	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan as the ability to access.

Level 2 –	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted market prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must by observable for substantially the full term of the asset or liability.

Level 3 –	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

Investments in Nokia American Depository Shares (Nokia ADR shares) and common stocks are valued at quoted market prices on the last business day of the year.  Mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Participant loans consist of the outstanding principal of loans to participants at December 31, 2008 and 2007, which approximates fair value.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

The Fidelity Managed Income Portfolio II Fund invests primarily in investment contracts, including guaranteed and security-backed investment contracts.  As required by the Financial Accounting Standards Board ("FASB") Staff Position AAG INV-1 and Statement of Position No. 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, the contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As a result, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Fair value of the investment contracts is determined by the fund manager or the fair value of the fund’s investments in externally managed stable value commingled investment funds provided to the fund by external managers of these funds.  Contract value consists of the book value, or cost plus accrued interest, of the underlying investment contracts.  In the opinion of management, the difference between contract value and fair value for the Plan's investment contract was not material during 2007.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a difference fair value measurement at reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual funds	$274,166,503	$-	$-	$274,166,503
Collective investment trust	-	67,335,846	-	67,335,846
Common stocks	59,647,809	-	-	59,647,809
Participant loans	-	-	7,333,382	7,333,382

Total assets at fair value	$333,814,312	$67,335,846	$7,333,382	$408,483,540

The table below sets forth a summary of changes in fair value of the Plan's level 3 assets for the year ended December 31, 2008.

2008

Participant loans, beginning of year	$6,651,041
Issuances and settlements (net)	682,341

Participant loans, end of year	$7,333,382

Plan Expenses
Expenses incurred by the Plan for audit fees, certain administration fees and certain investment charges are paid by the Plan.  All other operating expenses of the Plan are paid by the Company.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments and contributions receivable.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Benefits
Benefit distributions to participants are recorded when paid.

Reclassifications
Certain reclassifications have been made to the December 31, 2007 amounts to conform to the current year presentation.

3.	Investments
The following table presents the individual investment securities of the Plan's net assets available for benefits at December 31, 2008 and 2007:

	2008		2007

American Depository Shares
Nokia ADR shares	$52,955,292	*	$118,613,619

All other common stock, individually less than 5% of net assets	6,692,517		8,256,639

Total ADR shares/common stock	59,647,809		126,870,258

Collective Investment Trust
Fidelity Managed Income Portfolio II Fund	67,335,846	*	54,518,062

Mutual Funds
Allianz NFJ Small Cap Value Fund	32,948,091	*	46,072,236
American Balanced Fund	22,114,646	*	27,999,023
American EuroPacific Growth Fund	45,789,790	*	82,427,672
American Funds Growth Fund of America	22,661,468	*	37,633,380
PIMCO Total Return Fund	44,544,926	*	31,066,577
Vanguard Institutional Index Fund	32,784,400	*	51,670,471
All other mutual funds, individually less than 5% of net assets	73,323,182		112,197,723

Total mutual funds	274,166,503		389,067,082

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Participant loans, individually less than 5% of net assets	7,333,382	6,651,041

Total investments at fair value	$408,483,540	$577,106,443

* Indicates investments that represent 5% or more of the Plan's net assets available for benefits.

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:

Nokia ADR shares	$(70,790,561)
Common stocks	(6,329,275)
Mutual funds	(137,012,055)
$(214,131,891)

At December 31, 2008, approximately 13% of the Plan’s assets are invested in the Nokia ADR shares (21% at December 31, 2007).  The Plan owned 3,390,702 shares with a fair value of $15.62 per share at December 31, 2008 and 3,089,701 shares with a fair value of $38.39 per share at December 31, 2007.

4.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

2008

Net assets available for benefits per the financial statements	$414,355,616
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(3,001,415)

Net assets available for benefits per the Form 5500	$411,354,201

The following is a reconciliation of investment loss per the financial statements to the Form 5500 for the year ended December 31, 2008:

2008

Investment loss per the financial statements	$(194,035,200)
Less: Adjustment from contract value to fair value at December 31, 2008	(3,001,415)

Investment loss per the Form 5500	$(197,036,615)

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

5.	Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated November 22, 2002 that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receipt of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related Party Transactions

The Plan purchased and sold approximately $6,258,773 and $11,647,942 in Nokia ADR shares, respectively, during 2008.  The Nokia ADR shares were bought/sold in the open market at quoted fair market values at the date of purchase/sale.

The Plan is administered by Fidelity Investments Institutional Operations Company as the record keeper and Fidelity Management Trust Company as the trustee.  Accordingly, transactions with the Fidelity Managed Income Portfolio II Fund investments qualify as party-in-interest transactions.

Supplemental Schedule

Nokia Retirement Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
At December 31, 2008

(a)	(b)	(c)	(d)	(e)
Identity of Issue, Borrower, Lessor		Description of		Current
or Similar Party		Investment	Cost**	Value

	Allianz NFJ Small Cap Value Fund	Mutual fund		$32,948,091
	American Balanced Fund	Mutual fund		22,114,646
	American EuroPacific Growth Fund	Mutual fund		45,789,790
	American Funds Growth Fund of America	Mutual fund		22,661,468
	Calamos Growth Fund	Mutual fund		11,565,485
*	Fidelity Managed Income Portfolio II Fund	Collective investment trust		67,335,846
*	Nokia ADR Shares	ADR shares		52,955,292
*	Fidelity Institutional Cash Portfolio Money Market Class I Fund	Mutual fund		1,932,559
	PIMCO Total Return Fund	Mutual fund		44,544,926
	Spartan Extended Market Index Fund	Mutual fund		8,255,152
	Vanguard Institutional Index Fund	Mutual fund		32,784,400
	Vanguard Small Cap Growth Fund	Mutual fund		8,664,656
	Vanguard Target Retirement 2005 Fund	Mutual fund		945,725
	Vanguard Target Retirement 2015 Fund	Mutual fund		2,535,740
	Vanguard Target Retirement 2025 Fund	Mutual fund		6,158,160
	Vanguard Target Retirement 2035 Fund	Mutual fund		7,133,702
	Vanguard Target Retirement 2045 Fund	Mutual fund		4,366,489
	Vanguard Target Retirement Fund	Mutual fund		685,188
	Vanguard Windsor II Fund	Mutual fund		13,266,557
	BrokerageLink	Common stocks and mutual funds		14,506,286
*	Participant loans receivable	Interest rates varying between 4.0% and 9.5% maturing at various dates through 2038		7,333,382

				$408,483,540

  * Party-in-interest
** Not applicable due to investments being participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Nokia Retirement Savings and Investment Plan

Date: June 30, 2009	By:	/s/ Linda Fonteneaux
	Name:	Linda Fonteneaux
	Title:	Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Page Number

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm